Exhibit 99.3

RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

The following table shows the ratios of earnings to fixed charges for TOTAL S.A. and its subsidiaries and affiliates (collectively, “TOTAL” or the “Group”), computed based on information used in the preparation of our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and as adopted by the European Union, for the three months ended March 31, 2018 and 2017 and the fiscal years ended December 31, 2017, 2016, 2015, 2014 and 2013.

	Three Months Ended March 31,		Years Ended December 31,
	2018	2017	2017	2016	2015	2014	2013(a)
For the Group (IFRS)	8.12	7.41	6.64	4.53	4.76	10.91	19.57

(a)	Figures for 2013 have been restated pursuant to the retrospective application of the accounting interpretation IFRIC 21 from January 1, 2014.

Earnings for the computations above under IFRS were calculated by adding pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, fixed charges and distributed income of equity investees. Fixed charges for the computations above consist of interest (including capitalized interest) on all indebtedness, amortization of debt discount and expense and that portion of rental expense representative of the interest factor.

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CAPITALIZATION AND INDEBTEDNESS OF TOTAL

(unaudited)

The following table sets out the unaudited consolidated capitalization and long-term indebtedness, as well as short-term indebtedness, of the Group as of March 31, 2018, prepared on the basis of IFRS. Currency amounts are expressed in U.S. dollars (“dollars” or “$”) or in euros (“euros” or “€”).

At March 31, 2018
(in millions of dollars)
Current financial debt, including current portion of non-current financial debt
Current portion of non-current financial debt	6,039
Current financial debt	8,870
Current portion of financial instruments for interest rate swaps liabilities	169
Other current financial instruments — liabilities	200
Financial liabilities directly associated with assets held for sale	-
Total current financial debt	15,278
Non-current financial debt	40,257
Non-controlling interests	2,499
Shareholders’ equity
Common shares	8,207
Paid-in surplus and retained earnings	120,559
Currency translation adjustment	(6,413)
Treasury shares	(1,166)
Total shareholders’ equity — Group share	121,187
Total capitalization and non-current indebtedness	163,943

As of March 31, 2018, TOTAL S.A. had an authorized share capital of 3,534,397,595 ordinary shares with a par value of €2.50 per share, and an issued share capital of 2,633,820,167 ordinary shares (including 18,197,244 treasury shares from shareholders’ equity).

As of March 31, 2018, approximately $2,148 million of the Group’s non-current financial debt was secured and approximately $38,109 million was unsecured, and all of the Group’s current financial debt of $8,870 million was unsecured. As of March 31, 2018, TOTAL had no outstanding guarantees from third parties relating to its consolidated indebtedness. For more information about TOTAL’s off balance sheet commitments and contingencies, see Note 13 of the Notes to TOTAL’s audited Consolidated Financial Statements in its Annual Report on Form 20-F for the year ended December 31, 2017, filed with the Securities and Exchange Commission on March 16, 2018.

Except as disclosed herein, there have been no material changes in the consolidated capitalization, indebtedness and contingent liabilities of TOTAL since March 31, 2018.

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